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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

               19 Fielding Avenue, Dartmouth, NS, Canada B3B 1C9
               -------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                 Form 20-F   X             Form 40-F
                           -----                     -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]


                       Yes                        No   X
                           -----                     -----


On July 20, 2000, Sparkling Spring Water Group Limited issued a press release announcing further acquisitions and entry into the Edmonton and Grand Prairie, Alberta, Canada markets.

Exhibit I  -  Press release dated July 20, 2000 announcing further acquisitions and entry into the Edmonton and Grand Prairie, Alberta, Canada markets.


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                                      SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Sparkling Spring Water Group Limited


                                        By: /s/ David M. Arnold
                                           ----------------------------------
                                        Name: David M. Arnold
                                        Title: Vice President Finance,
                                               Treasurer
Date: July 28, 2000

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                                                                     EXHIBIT I

PRESS RELEASE (For Immediate Release)                            July 20, 2000


                SPARKLING SPRING WATER GROUP LIMITED ANNOUNCES
                       FURTHER ACQUISITIONS AND ENTRY
                INTO EDMONTON AND GRAND PRAIRIE, ALBERTA CANADA


DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Group Limited today announced that it has closed the acquisition of Rocky Mountain Springs Water, Inc. that operates in Edmonton, Alberta, Canada. Sparkling Spring also announced that it had signed a definitive agreement to acquire the businesses of Sparta Water, Inc. that operates in the Edmonton, Calgary and Grand Prairie Alberta markets. Pending closing expected in early August, Sparkling Spring has assumed management of the Sparta businesses. Rocky Mountain and Sparta have a combined rental water cooler base of approximately 2,500 and over 5,000 customer locations.

Dillon Schickli, Sparkling Spring's Chief Financial Officer, stated "We are pleased to add the Rocky Mountain and Sparta customers to our Alberta business. The combination of these two customer bases will place us in a solid second position in the Edmonton market and further solidifies our leadership position in Calgary." Mr. Schickli added, "We continue to look for acquisitions in new markets and in markets where we already operate that will supplement our business growth."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, "Cool Spring", "Sparta" and "Rocky Mountain Springs" in Alberta, Canada and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax